UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2011
Commission File Number
Novogen Limited
(Translation of registrant’s name into English)
140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐
Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐
Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)
/s/ Mark Hinze
Mark Hinze
Chief Financial Officer

Date 10 May, 2011

ASX & MEDIA RELEASE 10 MAY, 2011
NOVOGEN ANNOUNCES CLOSING OF ASSET PURCHASE AGREEMENT WITH MARSHALL EDWARDS
Sydney Australia — 10 May, 2011 — Novogen Limited (ASX: NRT; NASDAQ: NVGN) today announced the closing of the asset purchase agreement entered into on 21 December, 2010, between the Company and its subsidiary Marshall Edwards, Inc., an oncology company focused on the clinical development of novel anti-cancer therapeutics targeting cancer metabolism.
In this transaction, Novogen sold its Isoflavone-based intellectual property portfolio to its majority owned subsidiary, Marshall Edwards, Inc. in a stock based transaction. The closing of the transaction follows approval at a meeting of Novogen shareholders on 6 May, 2011. The Marshall Edwards shareholders had previously approved the purchase at its AGM on 13 April, 2011.
In exchange for the assets sold, Novogen has received 1,000 shares of Class A Preferred Stock which is convertible into 4,827 shares of Marshall Edwards common stock for an aggregate of 4,827,000 shares. The shares are valued in total at $4 million based on the volume weighted average price over the 20 trading days prior to the date of the execution of the asset purchase agreement. Should any of the acquired assets achieve a statistically significant result in a Phase II clinical trial or the first patient is enrolled in a Phase III clinical trial, each share of Class A Preferred Stock not already converted will become convertible into 9,654 shares of Marshall Edwards common stock.
In making the announcement, Mr. William Rueckert, Chairman stated: “The consolidation of this exciting portfolio of assets with the experienced management team at Marshall Edwards will give the Novogen shareholders an excellent opportunity to benefit from the future development of these drug candidates.”
Dr. Dan Gold, Marshall Edwards President and Chief Executive Officer said the following: “The closing of this strategic transaction gives us, once and for all, the flexibility to develop and partner these valuable assets and enables us to explore other potential drug candidates and indications within the portfolio. We look forward to entering the clinic with two next-generation drug candidates, NV-143 and NV-344, this year.”
About Novogen Limited
Novogen Limited (ASX: NRT Nasdaq: NVGN) is an Australian biotechnology company based in Sydney, Australia. Novogen has a consumer healthcare business, conducts research and development on oncology therapeutics through its subsidiary, Marshall Edwards, Inc., and is developing glucan technology through its subsidiary, Glycotex, Inc. More information on the Novogen group of companies can be found at www.novogen.com.
About Marshall Edwards
Marshall Edwards, Inc. is a San Diego-based oncology company focused on the clinical development of novel anti-cancer therapeutics. The Company’s lead programs focus on two families of small molecules that result in the inhibition of tumour cell metabolism. The first and most advanced is a NADH oxidase inhibitor program that includes lead drug candidate NV-143. The second is a mitochondrial inhibitor program that includes NV-128 and its next-generation candidate NV-344. Both programs are expected to advance into the clinic in 2011. For more information, please visit www.marshalledwardsinc.com.

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Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management’s current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties or differences in interpretation in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

ISSUED FOR LISTINGS FOR FURTHER INFORMATION FOR FURTHER INFORMATION ISSUED BY CONTACT	: : : : : :	NOVOGEN LIMITED

ASX (CODE NRT), NASDAQ (CODE NVGN).

MR BILL RUECKERT, CHAIRMAN, NOVOGEN LIMITED
TEL (02) 9878 0088
http://www.novogen.com

PETE DE SPAIN, SR DIRECTOR IR AND CORPORATE
COMMUNICATIONS, MARSHALL EDWARDS, INC.
TEL +1 858-792-3729
http://www.marshalledwardsinc.com

WESTBROOK COMMUNICATIONS
IAN WESTBROOK TEL (02) 9231 0922